UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Home Loan Servicing Solutions, Ltd.
 (Name of Issuer)

Ordinary Shares, par value $0.01 per share
 (Title of Class of Securities)

G6648D109
 (CUSIP Number)

Mr Stephen Huyton
OxAM House
6 George Street
Oxford
United Kingdom
OX1 2BW
+44 1865 258 137
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: G6648D109	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OxFORD ASSET MANAGEMENT LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,946,817

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,946,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,946,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON
IA

SCHEDULE 13D

CUSIP No: G6648D109	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OxAM QUANT FUND LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,946,817

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,946,817

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,946,817

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No: G6648D109	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the ordinary shares (the “Shares”), of Home Loan Servicing Solutions, Ltd. (the “Issuer”), whose principal executive offices are located at c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	OxFORD Asset Management LLP (“OxFORD”)
ii.	OxAM Quant Fund Limited (“OxAM”)

This Schedule 13D relates to Shares held for the account of OxAM. OxAM has in place an Investment Advisory agreement with OxFORD, the Investment Adviser.

The address of the principal business office of OxFORD is OxAM House, 6 George Street, Oxford, United Kingdom, OX1 2BW. OxFORD is a limited liability partnership incorporated in England and Wales.

The address of the registered office of OxAM is Harbour Place, 2nd Floor, 103 South Church Street, PO Box 472, George Town, Grand Cayman, KY1-1106, Cayman Islands. OxAM is an open-ended investment company, incorporated as an exempted company under the laws of the Cayman Islands.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The funds used for the purchase of the Shares reported herein by the Reporting Persons were working capital or margin account borrowings of OxAM made in the ordinary course of business of OxAM. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein. A total of approximately $4,103,000, including commissions, was paid to acquire the Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes of OxAM and in the ordinary course of OxAM’s business, pursuant to investment strategies, because OxFORD, as investment adviser, believed that the Shares, when purchased, represented an attractive investment opportunity. The investment opportunity arose in connection with the proposed merger of the Issuer with a subsidiary of New Residential Investment Corp. subsequent to the delisting of the Shares by NASDAQ and the payment by the Issuer of a liquidating distribution of $16.613 per share. Upon consummation of the proposed merger, holders of Shares will receive $0.704059 per Share and the Shares will be cancelled.

SCHEDULE 13D

Page 5 of 8 Pages

In the period from April 7, 2015 to April 24, 2015, the Reporting Persons executed open market transactions in which they sold short a net quantity of 43,713 Shares for a net consideration of approximately $716,000. In connection with these short sales, the Reporting Persons (through their Prime Brokers) borrowed Shares pursuant to customary securities lending agreements to satisfy delivery obligations arising from the short sales. The obligation to return 43,713 Shares was satisfied from the Shares purchased on April 28, 2015. Additional detail concerning these short sale transactions is available in Exhibit B.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of April 28, 2015 through the date of this Schedule 13D, the Reporting Persons beneficially owned 5,946,817 Shares, which equates to approximately 8.4% of the total number of Shares outstanding.

The percentages noted herein are based on 71,016,771 shares reported as outstanding as of March 2, 2015, in the Issuer’s quarterly report on Form 10-Q, dated April 6, 2015.

(b) The beneficial ownership figures reported in Item 5(a) reflect the Reporting Persons’ shared power to vote or to direct the vote the Shares and shared power to dispose or to direct the disposition of the Shares.

(c) The trading dates, number of Shares acquired and disposed of, the price per share and how the transactions were effected for all transactions in the Shares by the Reporting Persons within the past sixty days are set forth in Exhibit B.

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OxFORD Asset Management LLP
By: /s/ Stephen Huyton
Name: Stephen Huyton
Title: Chief Compliance Officer

OxAM Quant Fund Limited
By: /s/ Dr. Andre Stern
Name: Dr. Andre Stern
Title: Director

May 8, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Home Loan Servicing Solutions, Ltd. dated as of May 8, 2015 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

OxFORD Asset Management LLP
By: /s/ Stephen Huyton
Name: Stephen Huyton
Title: Chief Compliance Officer

OxAM Quant Fund Limited
By: /s/ Dr. Andre Stern
Name: Dr. Andre Stern
Title: Director

May 8, 2015

SCHEDULE 13D

Page 8 of 8 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected by the Reporting Persons in the open market through a broker.

Date	Buy / Sell	Quantity	Price per Share
07-Apr-15	Sell	67,481	16.8715
07-Apr-15	Sell	48,619	16.9102
09-Apr-15	Buy	31,360	17.1904
09-Apr-15	Buy	33,000	17.1910
10-Apr-15	Buy	25,040	17.1658
10-Apr-15	Buy	26,100	17.1615
13-Apr-15	Buy	600	17.1467
16-Apr-15	Sell	17,500	17.1810
16-Apr-15	Sell	1,000	17.1500
17-Apr-15	Sell	5,576	17.1746
17-Apr-15	Sell	400	17.1725
17-Apr-15	Sell	12,500	17.1500
20-Apr-15	Sell	6,300	17.1956
21-Apr-15	Sell	2,026	17.1925
21-Apr-15	Sell	1,000	17.1800
22-Apr-15	Sell	500	17.1920
22-Apr-15	Buy	1,100	17.1800
23-Apr-15	Buy	1,189	17.2000
24-Apr-15	Buy	800	17.2050
28-Apr-15	Sell	423,633	0.6800
28-Apr-15	Buy	6,414,163	0.6800